
January 28, 2014

Via E-mail
Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, MO 63141

Re: Energizer Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 21, 2013
File No. 001-15401

Dear Mr. Sescleifer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 30

1. We see that your Statement of Cash Flows presents a measure of operating cash flows before changes in working capital. Please tell us why it is appropriate to present this measure on the face of your Statement of Cash Flows. In this regard, tell us:

    - How presentation of the partial measure of operating cash flows is contemplated and appropriate under FASB Codification Topic 230; and,
    - How you determined that the measure is not a non-GAAP financial measure subject to the guidance from Item 10(e) of Regulation S-K. Please note that under the cited

guidance, it is not appropriate to present a non-GAAP financial measure on the face of the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief